

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, Kentucky 40502

      Re: My Racehorse CA LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 2
          Filed June 24, 2022
          File No. 024-11808

Dear Mr. Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A Filed June 24, 2022

General

1.   We note that you are not the majority owner of Series Forever Rose and Series Cuvier and you are also not the designated Administrative Coordinator. However, we note your disclosure on page 17 that "no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act" and your disclosure on page 171 that "[a]s with Co-Ownership structures, the Company, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day-to-day operational matters that directly impact the value of the Lease Agreements for such Underlying Asset of a Series." Please tell us how you intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Series Forever Rose and Series Cuvier when it appears that contractually, you do not have such authority.

Michael Behrens
My Racehorse CA LLC
July 13, 2022
Page 2

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Christopher Tinen